UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________
FORM 11-K _____________
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006
OR
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission File No. 001-02217
THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN (Full title of the plan)
(Name of issuer of the securities held pursuant to the plan)

One Coca-Cola Plaza Atlanta, Georgia 30313 (Address of the plan and address of issuer's principal executive offices)

THE COCA-COLA COMPANY
THRIFT & INVESTMENT PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2006 and 2005
and for the Year Ended December 31, 2006
with Report of Independent Registered Public Accounting Firm

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2006 and 2005
and for the Year Ended December 31, 2006

Supplemental Schedule

Schedule H, line 4i – Schedule of Assets (Held at End of Year)	11

[LETTERHEAD OF BANKS, FINLEY, WHITE & CO.]

To The Coca-Cola Company
   Benefits Committee
The Coca-Cola Company
Atlanta, Georgia

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of The Coca-Cola Company Thrift & Investment Plan (the “Plan”) as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BANKS, FINLEY, WHITE & CO.

College Park, Georgia
June 28, 2007

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
ASSETS
Investments (Notes 3 and 4)	$1,545,273,985	$1,330,701,233

Accrued interest receivable	25,115	158,594

Due from broker for securities sold	294,660	95,273

NET ASSETS AVAILABLE FOR BENEFITS	$1,545,593,760	$1,330,955,100

The accompanying notes are an integral part of the financial statements.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$187,910,954
Dividend income	22,513,046
Interest income	31,308,900
Total investment income	241,732,900

Contributions:
Employer	21,540,420
Participants	60,418,844
Rollovers from other qualified plans	3,955,388
Total contributions	85,914,652

Total additions	327,647,552
Deductions from net assets attributed to:
Distributions to Participants	112,961,649
Administrative expenses	47,243

Total deductions	113,008,892

Net increase in net assets available for benefits	214,638,660

Net assets available for benefits, beginning of year	1,330,955,100

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$1,545,593,760

The accompanying notes are an integral part of the financial statements.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Notes to Financial Statements
December 31, 2006 and 2005

Note 1 – Description of Plan

The following description of The Coca-Cola Company Thrift & Investment Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was originally adopted effective July 1, 1960 and was restated most recently effective January 1, 1999.  The Plan is a defined contribution pension plan covering a majority of the domestic employees of The Coca-Cola Company and its participating subsidiaries (the “Company”), with the exception of employees represented by bargaining units which have not negotiated coverage and others listed in the Plan document.  Eligible employees may begin participating in the Plan upon hire with the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The trustee of the Plan is the Merrill Lynch Trust Company (the “Trustee”).

Contributions

The election to contribute to the Plan by employees (“Participants”) is voluntary.  Participant contributions are in the form of payroll deductions with the Company currently making a matching contribution equal to 100% of the first 3% of compensation contributed by a Participant each payroll period, subject to certain limitations imposed by the Internal Revenue Code (the “Code”).

Participants may contribute to the Plan with “Before-Tax” dollars and/or “After-Tax” dollars.  “Before-Tax” contributions are not subject to current federal income taxes but are subject to Federal Insurance Contributions Act (“FICA”) taxes.  “Before-Tax” and “After-Tax” contributions are limited in total to 25% of compensation, subject to certain limitations.  For 2006, the maximum “Before-Tax” annual contribution amount under the Code was $15,000.

Participants who are age 50 or older by the end of the year may make additional “Catch-Up” contributions with “Before-Tax” dollars provided certain Plan or Internal Revenue Service limits have been met.  For 2006, the maximum “Catch-Up” contribution amount was $5,000.

All contributions are paid to the Trustee and are invested as directed by Participants and the Company. Participants may direct their contributions into a money market fund, common stock of The Coca-Cola Company, collective trust funds and mutual funds with various investment objectives and strategies.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Notes to Financial Statements (Continued)

Note 1 – Description of Plan (Continued)

All Company matching contributions are invested in common stock of The Coca-Cola Company.  Participants who are age 53 or older may redirect Company contributions into other investment options under the Plan.  Effective as of January 1, 2007 the Plan was amended to permit all participants to redirect Company contributions into other investment options under the Plan.  Refer to Note 8.

Participants are allowed to roll over account balances from a previous employer’s tax-qualified retirement plan or Individual Retirement Accounts into the Plan.

Vesting

Participants who were hired before April 1, 2002 are immediately vested in their salary deferral contributions, Company matching contributions and related earnings.  Participants who were hired after March 31, 2002 are immediately vested in their salary deferral contributions and related earnings, while vesting in Company matching contributions is based on a graduated schedule over a three-year period as follows:  33% after one year of service, 67% after two years of service and 100% after three years of service.  Forfeited amounts are generally used to reduce employer contributions or pay administrative expenses of the Plan.

Valuation of Participant Accounts

Participant account balances are valued based upon the number of shares of each investment credited to Participant accounts.  Shares are revalued on a daily basis to reflect earnings and other transactions.  Shares of common stock of The Coca-Cola Company are revalued on a daily basis to reflect changes in fair value.  Participant accounts are updated on a daily basis to reflect transactions affecting account balances.

Participant Loans

Participants may borrow from their account balances subject to certain limitations.  Participant loans may be taken from a combination of “Before-Tax,” “After-Tax,” and “Rollover” account balances.

The following applies to Participant loans:

(a)
The maximum amount that a Participant may borrow is the lesser of 50% of their account balance or $50,000.  The $50,000 maximum is reduced by the Participant’s highest outstanding loan balance on any loans during the preceding 12 months.

(b)	The minimum loan amount is $1,000.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Notes to Financial Statements (Continued)

Note 1 – Description of Plan (Continued)

Participant Loans (Continued)

(c)	The loan interest rate is the prime rate as published in The Wall Street Journal on the business day prior to the day the loan is requested.
(d)	The loan repayment period is limited to five years for a general purpose loan and 15 years for a loan used to purchase or build a principal residence.

Employee Stock Ownership Plan

The portion of the Plan invested in common stock of The Coca-Cola Company is designated as an employee stock ownership plan (“ESOP”) within the meaning of Code Section 4975(e)(7).  Participants invested in common stock of The Coca-Cola Company may elect to receive their entire dividend amount as a cash payment made directly to them rather than have the dividend amount reinvested in their Plan account.  The total amount of dividends paid directly to Participants making this election was $1,960,060 during 2006.  These dividends are included in Dividend income and Distributions to Participants on the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Upon retirement, termination or disability, Participants may elect to receive payment from the Plan in a lump-sum distribution, installments or in partial payments (a portion paid in a lump sum, and the remainder paid later).  Participants may elect in-service distributions from After-Tax account balances or distributions from all vested accounts after attaining age 59½.

Administration

The Plan is administered by The Coca-Cola Company Benefits Committee (the “Committee”) which, as administrator, has substantial control of and discretion over the administration of the Plan.

Plan Termination

The Company expects the Plan to be continued indefinitely but reserves the right to terminate the Plan or to discontinue its contributions to the Plan at any time, by written approval from the Committee.  In the event of termination, the Committee may either:

(a)	continue the trust for as long as it considers advisable, or
(b)
terminate the trust, pay all expenses from the trust fund, and direct the payment of Participant account balances, either in the form of lump-sum distributions, installment payments, or any other form selected by the Committee.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Notes to Financial Statements (Continued)

Note 2 – Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates that affect certain reported amounts and disclosures.  Actual results may differ from those estimates.

Valuation of Investments

Money market funds are stated at fair value, which approximates cost.  The investments in common stock of The Coca-Cola Company and the mutual funds are stated at fair value based upon quoted prices in active markets at the last reported sales price on the last business day of the Plan year.  Investment in collective trust funds are stated at fair value, based on quoted redemption values determined by the investment managers.  Participant loans are valued based upon remaining unpaid principal balance plus any accrued but unpaid interest.

Administrative expenses

Certain administrative expenses were paid by the Plan, as permitted by the Plan Document.  All other administrative expenses were paid by the Company.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Notes to Financial Statements (Continued)

Note 3 – Investments

The fair value of investments at December 31 is as follows:

	2006	2005

Participant-directed investments	$1,058,175,867	$915,096,253
Nonparticipant-directed investments	487,098,118	415,604,980
	$1,545,273,985	$1,330,701,233

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31 is as follows:

	2006	2005

Common stock of The Coca-Cola Company	$860,817,346	$758,934,510
Barclay’s S&P 500 Stock Fund	131,843,709	115,353,295
Merrill Lynch Retirement Preservation Trust	112,604,049	116,864,083

Investments in common stock of The Coca-Cola Company include both participant-directed and  nonparticipant-directed investments.

During the year ended December 31, 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Net appreciation in fair value of investments (as determined by quoted market prices):
Common stock of The Coca-Cola Company	$144,587,123
Mutual funds	25,408,674
169,995,797
Net appreciation in fair value of investments (as determined by the investment manager):
Collective trust funds	17,915,157
Net appreciation in fair value of investments	$187,910,954

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Notes to Financial Statements (Continued)

Note 4 – Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2006	December 31, 2005

Net assets, at fair value:
Common stock of The Coca-Cola Company	$487,098,118	$415,604,980

	Year Ended December 31, 2006

Changes in net assets:
Contributions	$21,540,420
Dividends	12,557,366
Net appreciation	80,618,981
Distributions to Participants	(34,029,820)
Transfers to other investment funds	(9,193,809)
Net increase	$71,493,138

Note 5 – Transactions with Parties-in-Interest

During the year ended December 31, 2006, the Plan had the following transactions relating to common stock of The Coca-Cola Company:

	Shares	Fair Value	Realized Gain
Purchases	1,402,071	$63,727,846	$-
Sales	2,388,747	106,432,133	35,456,318
Dividends Received	-	22,513,046	-

The Plan held the following investments in common stock of The Coca-Cola Company:

	Shares	Fair Value
December 31, 2006	17,840,774	$860,817,346
December 31, 2005	18,827,450	758,934,510

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Notes to Financial Statements (Continued)

Note 5 – Transactions with Parties-in-Interest (Continued)

The Plan’s investments in the Cash Management Account and Retirement Preservation Trust are managed by Merrill Lynch Bank & Trust Company, FSB and Merrill Lynch Banks USA, respectively.  The Plan’s investments in the Government Fund, Small Cap Index Fund, Aggregate Bond Index Fund, International Index Fund, Basic Value Fund, Value Opportunities Fund, Fundamental Growth Fund, Long-Term Growth Fund, All-Equity Fund, and Growth and Income Fund were managed by Merrill Lynch Investment Managers (“MLIM”) until September 29, 2006, the date Merrill Lynch Investment Managers merged with BlackRock, Inc.  Effective October 1, 2006, the investments previously managed by MLIM were renamed BlackRock.  As a result of the merger, BlackRock, Inc. is an affiliate of Merrill Lynch Trust Company (the “Trustee”), and, therefore, the transactions in these funds continue to qualify as party-in-interest.

Note 6 – Risk and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant account balances and the amounts reported in the statement of net assets available for benefits.

Note 7 – Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 25, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  The Plan was amended subsequent to receipt of the determination letter.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Committee and the Company’s tax counsel believe the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believe that the Plan, as amended, is qualified and the related trust is tax exempt.

Note 8 – Subsequent Event

Effective January 1, 2007, the Plan was amended to allow participants to direct the investment of the balance of his or her Company Matching account into other investment options at any time.  Company contributions are initially invested in the Company Common Stock.  Accordingly, all plan investments in common stock of The Coca-Cola Company became participant-directed effective January 1, 2007.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN
EIN:  58-0628465    PN:  002

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

		(c) Description of investment
	(b) Identity of issue,	including maturity date,
	borrower, lessor or	rate of interest, collateral,		(e) Current
(a)	similar party	par, or maturity value	(d) Cost	value

	MONEY MARKET FUNDS:

*	BlackRock, Inc.	Government Fund	$ 7,468,070	$ 7,468,070

*	Merrill Lynch Bank & Trust Company, FSB	Cash Management Account	1,023,645	1,023,645

	Total Money Market Funds		8,491,715	8,491,715

	COMMON STOCK:

*	The Coca-Cola Company	Common Stock	501,378,560	860,817,346

	COLLECTIVE TRUST FUNDS:

	Barclay's Global Investors	S&P 500 Stock Fund	99,074,497	131,843,709

*	Merrill Lynch Bank USA	Retirement Preservation Trust	112,604,049	112,604,049

	Total Collective Trust Funds		211,678,546	244,447,758

	MUTUAL FUNDS:

	AIM Advisors, Inc.	International Growth Fund	7,828,277	8,680,614

	AIM Advisors, Inc.	Large Cap Growth Fund	6,799,535	7,065,261

	Allianz NFJ	Small Cap Value Fund	32,437,389	32,472,082

	American Funds	Growth Fund of America	5,927,755	6,017,794

*	BlackRock, Inc.	Aggressive Bond Index Fund	14,916,112	14,601,803

*	BlackRock, Inc.	Basic Value Fund	26,207,982	28,931,568

*	BlackRock, Inc.	Fundamental Growth Fund	10,318,469	11,841,509

*	BlackRock, Inc.	Global Allocation Fund	38,484,604	45,057,805

*	BlackRock, Inc.	International Index Fund	11,450,717	14,557,241

*	BlackRock, Inc.	Large Cap Core Fund	10,637,151	13,413,537

*	Party-in-interest

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN
EIN:  58-0628465    PN:  002

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

		(c) Description of investment
	(b) Identity of issue,	including maturity date,
	borrower, lessor or	rate of interest, collateral,		(e) Current
(a)	similar party	par, or maturity value	(d) Cost	value

	MUTUAL FUNDS (CONTINUED):

*	BlackRock, Inc.	Small Cap Index Fund	11,334,115	13,311,521

*	BlackRock, Inc.	Value Opportunities Fund	26,902,004	26,991,062

	Calvert Asset Management Co., Inc.	Income Fund	20,133,651	19,917,955

	Davis Selected Advisers, L.P.	New York Venture Fund	35,743,591	39,781,940

	Delaware Management Company	Delaware Trend Fund	15,170,277	16,066,081

	Fidelity Investments	Advisor Diversified International Fund	5,742,831	8,307,579

	ING Investments, LLC	International Small Cap Fund	17,718,177	24,947,642

	ING Investments, LLC	International Value Fund	27,784,275	29,531,309

	Lehman Brothers	Core Bond Fund	4,026,921	3,889,244

	Pacific Investment Mgt. Co. (PIMCO)	Total Return Fund	18,066,402	17,956,460

	Pioneer Investment Management, Inc.	Pioneer Fund	7,330,750	7,666,085

	Pioneer Investment Management, Inc.	Small Company Fund	4,581,260	4,410,719

	Thornburg Investment Management, Inc.	International Value Fund	14,571,273	16,879,775

	Total Mutual Funds		374,113,518	412,296,586

	PARTICIPANTS' LOANS:

*	Participants	Loans with interest rates ranging from
		4.0% to 10.5%. Maturities through 2021.	-	19,220,580

	TOTAL ASSETS (HELD AT END OF YEAR)		$ 1,095,662,339	$ 1,545,273,985

*	Party-in-interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, The Coca-Cola Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COCA-COLA COMPANY
THRIFT & INVESTMENT PLAN (Name of Plan)

By: /s/ Barbara S. Gilbreath
Barbara S. Gilbreath Member, The Coca-Cola Company Benefits Committee

Date:  June 28, 2007

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm